Exhibit 99.1

FOR IMMEDIATE RELEASE April 11, 2016

MACROCURE ANNOUNCES RECEIPT OF NASDAQ MINIMUM BID PRICE NOTIFICATION

PETACH TIKVA, ISRAEL, April 11, 2016 (PRNewswire) —Macrocure Ltd. (NASDAQ: MCUR), a clinical-stage biotechnology company, today announced that on April 7, 2016, Macrocure received a notice from NASDAQ regarding its non-compliance with the $1 per share minimum bid price requirement stated in NASDAQ Listing Rule 5450(a)(1).

Macrocure has until October 4, 2016 to regain compliance with the minimum bid price requirement, which will require Macrocure’s ordinary shares to achieve a closing market price of $1 or more for a minimum of 10 consecutive business days.  If Macrocure fails to meet this requirement, its ordinary shares will become subject to delisting from the NASDAQ Global Market.

In lieu of delisting, Macrocure could consider applying to NASDAQ to have its ordinary shares transferred to the NASDAQ Capital Market, provided that it satisfies all of the requirements for initial listing on that market, other than the $1 minimum bid price requirement. In that case, Macrocure would need to notify NASDAQ of its intent to cure the minimum bid price deficiency during a second 180 day compliance period, including by way of a reverse share split, if necessary. In order to approve the transfer to the NASDAQ Capital Market, NASDAQ would need to verify that it believes that it would be possible for Macrocure to cure the minimum bid price deficiency.

If Macrocure’s ordinary shares do not continue to be listed on the NASDAQ Global Market or the NASDAQ Capital Market , trading, if any, would be conducted in the over-the-counter market in the OTC Bulletin Board or in any of the OTCQX®, OTCQB® or OTC Pink® tiered marketplaces, in which trading is typically carried out for securities that do not meet NASDAQ listing requirements. Consequently, selling Macrocure’s ordinary shares would likely be more difficult because smaller quantities of shares could be bought and sold, transactions could be delayed, and security analyst and news media coverage of Macrocure may be reduced. These factors could result in lower prices and larger spreads in the bid and ask prices for Macrocure’s shares. There can be no assurance that Macrocure’s shares will continue to be listed on the NASDAQ Global Market or, if transferred thereto, on the NASDAQ Capital Market.

About Macrocure Ltd.

Macrocure Ltd. is a clinical-stage biotechnology company that until recently was focused on developing a novel therapeutic platform to address chronic and hard-to-heal wounds. For more information, please visit www.Macrocure.com.

Cautionary Note Regarding Forward-Looking Statements

This press release includes forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the US Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts, such as statements regarding assumptions and results related to financial results forecasts, commercial results, clinical trials and regulatory authorizations. Forward-looking statements are based on Macrocure’s current knowledge and its present beliefs and expectations regarding possible future events and are subject to risks, uncertainties and assumptions. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of several factors including, but not limited to, unexpected results of clinical trials, delays or denial in regulatory approval process or additional competition in the market. The forward-looking statements made herein speak only as of the date of this release and Macrocure undertakes no obligation to update publicly such forward-looking statements to reflect subsequent events or circumstances, except as otherwise required by law.

For Investors:
Shai Lankry
Macrocure Ltd.
Shai@macrocure.com
972-3-7631409